SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                        Amendment No. 3 (Final Amendment)
                                SCHEDULE 14D-1/A
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934
                              ---------------------

                        SECURITY INVESTMENTS GROUP, INC.
                            (Name of Subject Company)

                          ALLIANCE STANDARD III L.L.C.
                           ALLIANCE STANDARD III CORP.
                               MICHAEL L. LEWITTES
                                 ROBERT S. JAFFE
                                    (Bidders)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)


                                    814341103
                      (CUSIP Number of Class of Securities)


       Michael L. Lewittes                           Keith R. Bish
  ALLIANCE STANDARD III, L.L.C.               ALLIANCE STANDARD III CORP.
       520 Madison Avenue            c/o International Fund Administration, Ltd.
            7th Floor                            48 Par-la-Ville Road
       New York, NY 10022                              Suite 464
    Telephone: (212) 826-6805                   Hamilton HM11, Bermuda
                                                Telephone: (441) 295-4718


                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)



688017.2


CUSIP No.:  814341103                                  14D-1                                              Page 2


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ALLIANCE STANDARD III L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                      (a)  {X}
                                                                                                      (b)  {  }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                                                            / /

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  164,787 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  3.5%

10.      Type of Reporting Person (See Instructions)

                  OO, GM

688017.2



CUSIP No.:  814341103                                  14D-1                                              Page 3

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ALLIANCE STANDARD III CORP.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                           (a)  {X}
                                                                                                          (b)  {  }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                                                            / /

6.       Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  131,746 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  2.8%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

688017.2



CUSIP No.:  814341103                                  14D-1                                              Page 4

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LJ INVESTMENTS, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                         (a)  {X}
                                                                                                        (b)  {   }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  164,787 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  3.5%

10.      Type of Reporting Person (See Instructions)

                  OO, GM

688017.2



CUSIP No.:  814341103                                  14D-1                                              Page 5

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LJ INVESTMENTS CORP.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                        (a)  { X}
                                                                                                       (b)  {   }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                                                            / /

6.       Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  131,746 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  2.8%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

688017.2



CUSIP No.:  814341103                                  14D-1                                              Page 6

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JL ADVISORS II, LLC


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                        (a)  { X}
                                                                                                       (b)  {   }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                                                            / /

6.       Citizenship or Place of Organization

                  DELAWARE

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  164,787 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  3.5%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

688017.2



CUSIP No.:  814341103                                  14D-1                                              Page 7

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JL ASSOCIATES II, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                        (a)  { X}
                                                                                                       (b)  {   }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                                                            / /

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  131,746 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  2.8%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

688017.2



CUSIP No.:  814341103                                  14D-1                                              Page 8

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JAFFE CAPITAL MANAGEMENT GROUP, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                        (a)  { X}
                                                                                                       (b)  {   }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                                                            / /

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  296,533 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  6.3%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

688017.2



CUSIP No.:  814341103                                  14D-1                                              Page 9

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MICHAEL L. LEWITTES


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                        (a)  { X}
                                                                                                       (b)  {   }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Organization

                  U.S.


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  296,533 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  6.3%

10.      Type of Reporting Person (See Instructions)

                  IN, GM




688017.2



CUSIP No.:  814341103                                  14D-1                                              Page 10

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ROBERT S. JAFFE


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                         (a)  {X}
                                                                                                        (b)  {   }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Organization

                  U.S.


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  296,533 Shares

8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See
         Instructions)
                                                                                                            / /

9.       Percent of Class Represented by Amount in Row (7)

                  6.3%

10.      Type of Reporting Person (See Instructions)

                  IN, GM

688017.2

              SCHEDULE 14D-1/A -- AMENDMENT NO. 3 (FINAL AMENDMENT)

                        SECURITY INVESTMENTS GROUP, INC.

         This statement constitutes Amendment No. 3 ("Amendment No. 3" or the "Final Amendment") to the statement on Schedule 14D-1 (the "Original Statement," and as supplemented and amended hereby, the "Statement") relating to the offer by Alliance Standard III L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard III Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase up to 707,000 shares of Common Stock, par value $.10 per share (the "Shares"), of Security Investments Group, Inc., a Delaware corporation ( the "Company"), at a price of $2.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 1998 (the "Original Offer to Purchase," a copy of which is attached as Exhibit(a)(1) of the Original Statement), as supplemented and amended by the Supplement dated February 10, 1998, attached to Amendment No. 1 as Exhibit (a)(8). The Original Offer to Purchase and such Supplement are referred to, collectively, as the "Offer to Purchase"; the Offer to Purchase and the Letter of Transmittal collectively constitute the "Offer."

         Amendment No. 1 of the Original Statement was filed on February 11, 1998, and Amendment No. 2 was also filed on February 11, 1998. Except as set forth herein and in Amendments Nos. 1 and 2, there have been no changes in the information as set forth in the Original Statement.

         The Offer has terminated, and the Purchasers will accept for payment, subject to final verification of the validity of tenders, all Shares validly tendered. Any material changes in the number of Shares acquired by the Purchasers in the Offer will be reported on Schedule 13D.

         Pursuant to General Instruction F of Schedule 14D-1, this Final Amendment shall be deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Shares acquired by the Purchasers pursuant to the Offer as reported herein.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANIES.

         (a) The Purchasers have accepted for payment, subject to final validation of tenders, the numbers of Shares set forth below. The percentages set forth below represent the percentages of outstanding Shares, based upon an aggregate of 4,715,900 shares outstanding, as reported by the Company in its proxy statement distributed in connection the 1996 annual meeting of shareholders of the Company, as reduced by a judicial decision reported in 1997:

688017.2
                                       11

Purchaser LLC......................................  164,787 Shares (3.5%)

Purchaser Corp.....................................  131,746 Shares (2.8%)

         Total.....................................  296,533 Shares (6.3%)


         Messrs. Lewittes and Jaffe share equally the voting and dispositive power over the Shares held by each of the Purchasers.

         (b) None of the Purchasers, the Funds or Messrs. Lewittes and Jaffe has made any purchases of Shares in the last 60 days except pursuant to the Offer.

ITEM 10.          ADDITIONAL INFORMATION.

         (b) The information set forth in the press release issued by the Purchasers on , 1998, is incorporated herein by reference.

         (f) The Purchasers, the Funds, and their respective affiliates and associates may hereafter acquire additional Shares or dispose of Shares (whether acquired in the Offer or otherwise), at any time and from time to time hereafter, depending upon prevailing market conditions and other facts and circumstances which they believe may affect the value of the Shares. Such acquisitions and/or dispositions may be effected in open market transactions, in privately negotiated transactions, or otherwise.

ITEM 11.                   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number                            Exhibit
  -------                           -------

  (a)(1) Offer to Purchase, dated January 21, 1998.*
  (a)(2) Letter of Transmittal with respect to the Shares.*
  (a)(3) Notice of Guaranteed Delivery.*

  (a)(4) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees. *
  (a)(5) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients. *
  (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(7) Summary Advertisement, dated January 21, 1998.*
  (a)(8) Supplement dated February 10, 1998, to the Offer to Purchase.**
  (a)(9) Press release dated February 11, 1998.+
  (a)(10) Press release dated March 3, 1998
  (b)     None.

688017.2
                                       12

  (c)(1) Filing Agreement, dated January 21, 1998, between Alliance Standard III L.L.C. and Alliance Standard III Corp.*
  (c)(2) Agreement, dated December 1, 1997, between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
  (d)    None.
  (e)    Not applicable.
  (f)    None.

*        Filed as an exhibit to the Original Statement.
**       Filed as an exhibit to Amendment No. 1.
+        Filed as an exhibit to Amendment No. 2.

688017.2
                                       13

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 1998


                                                      Alliance Standard III L.L.C.
                                                      By:   LJ Investments, L.L.C., its managing
                                                            member
                                                            By:  JL Advisors II, LLC, its managing
                                                                 member



      s/ Michael L. Lewittes                                   By:    s/ Michael L. Lewittes
      ----------------------                                          ---------------------------
      Michael L. Lewittes                                             Michael L. Lewittes, Member

                                                            By:  Jaffe Capital Management Group,
                                                                 LLC, member



      s/ Robert S. Jaffe                                       By:    s/ Robert S. Jaffe
      ------------------                                              -----------------------
      Robert S. Jaffe                                                 Robert S. Jaffe, Member

                                                      Alliance Standard III Corp.



                                                      By:      s/ Keith R. Bish
                                                               -----------------------
                                                               Keith R. Bish, Director


688017.2
                                       14

                                INDEX OF EXHIBITS


                                                                                                     Sequentially
     Exhibit                                                                                           numbered
     number                                          Exhibit                                             pages


  (a)(1)        Offer to Purchase, dated January 21, 1998.*
  (a)(2)        Letter of Transmittal with respect to the Shares.*
  (a)(3)        Notice of Guaranteed Delivery.*
  (a)(4)        Letter from IBJ Schroder Bank & Trust Company as depositary agent for the
                Purchasers to brokers, dealers, banks, trust companies and nominees. *
  (a)(5)        Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients. *
  (a)(6)        IRS Guidelines for Certification of Taxpayer Identification Number on
                Substitute Form W-9.*
  (a)(7)        Summary Advertisement, dated January 21, 1998.*
  (a)(8)        Supplement dated February 10, 1998, to the Offer to Purchase.**
  (a)(9)        Press release dated February 11, 1998.+
  (a)(10)         Press release dated March 3, 1998
  (b)             None.
  (c)(1)          Filing Agreement, dated January 21, 1998, between Alliance Standard III
                  L.L.C. and Alliance Standard III Corp.*
  (c)(2)          Agreement, dated December 1, 1997, between JL Advisors, L.L.C. and
                  Collectible Certificates, L.L.C.*
  (d)             None.
  (e)             Not applicable.
  (f)           None.

*     Filed as an exhibit to the Original Statement.
**    Filed as an exhibit to Amendment No. 1.
+     Filed as an exhibit to Amendment No. 2.

688017.2
                                       15